

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2022

Christopher Lustrino
President, Chief Executive Officer, and Chief Financial Officer
KingsCrowd, Inc.
855 Boylston Street, Suite 1000
Boston, MA 02116

> **Re: KingsCrowd, Inc.**
> **Post Effective Amendment on Form 1-A**
> **Filed May 2, 2022**
> **File No. 024-11497**

Dear Mr. Lustrino:

 We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Effective Amendment on Form 1-A filed May 2, 2022

General

1. We note the eligibility requirement that your filings be current under Rule 251(d)(3)(i)(F) and that your Form 1-SA covering the first half of 2021 was due 90 days after qualification, or November 2, 2021, and was not filed until January 6, 2022. Please advise whether you sold any securities pursuant to the offering statement between November 2, 2021 and January 6, 2022 when you were out of compliance with Regulation A. If securities were sold during the delinquency period, please advise of any corrective measures taken or planned. We may have further comment.

Offering Circular Summary
Overview, page 4

2.   You state that you "provide institutional grade research, analytics tools and ratings that empower people to make confident and inspired investments in the online private markets." Please provide us with your analysis as to your potential status as an investment adviser under the Investment Advisers Act of 1940.

Our Business
Our Solutions for a New Market
KingsCrowd Capital, LLC, page 49

3.   On page 49, you disclose that "the funds are structured and intend to operate to be exempt from registration as investment companies under the Investment Company Act of 1940 as venture capital funds." Please provide us with your analysis as to the funds' and the Company's potential status as an investment company under the Investment Company Act of 1940.

4.   Please indicate if the Company, KingsCrowd Capital, LLC, or any other affiliate expect to have an ownership interest in any of the venture capital funds referenced above in comment 2. If so, please also indicate what the percentage is expected to be.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston at 202-551-3448 or Eric Envall at 202-551-3234 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: B. Ruffa